SAYID AND ASSOCIATES LLP

Attorneys and Counselors at Law
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March 29, 2010

Janice McGuirk, Esq.
Blaise Rhodes, Esq.
Division of Corporate Finance
United States Securities and
      Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
       Form 1-A Amendment No. 13
       File No. 24-10228

Dear Ms. McGuirk and Mr. Rhodes:

As you know this Law Firm represents the above referenced Company.

Enclosed please find three (3) red-lined copies and seven (7) standard copies (one of which is manually signed) of the Company's Form 1-A Amendment No. 13.

We have also added a cover letter from Bruce Dugan, the President of Inicia Inc.

Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,

M. David Sayid
Sayid and Associates LLP

cc.   Inicia Inc.

March 20, 2009

Ms. Janice McGuirk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Form 1-A Amendment No 13
   File No. 24-10228

Dear Ms. McGuirk,

   We have reviewed your comments and responded and revised our document accordingly.

Please find to follow responses to your comments listed by number.

With regards, I remain;

Sincerely,

Bruce Dugan

Bruce T. Dugan
Chief Executive Officer

RESPONSES TO YOUR COMMENTS

1. We have revised the Note under the Use of Proceeds Table on pg. 35, ITEM 39c listed as A. under Notes on pg. 47, and Note 7 in notes to the financial statement on pg. 55 to update all three with full disclosure of outstanding loans.

2. We have reattached the executed final copy of Exhibit 15g.

3. The financial statements have been updated as necessary to comply with Form 1-A part F/S

4. Please note that the $60,000 related to the corporate shell has been re-classified as an expense and is therefore no longer a separate item in the cash flow statement. In addition, other non-cash activities have been removed from the body of the cash-flow statement and are now listed as a note below the body of the cash flow statement.

5. Per our discussion with Mr. Rhodes, and consultation with an outside accounting consultant, we have removed the $60,000 corporate shell as an asset and re-classified it as a $60,000 one time merger expense. We have revised the disclosure of this re-classification of the shell as well as the rescission of the preferred shares in Note 17 in the notes to financial statements. In regard to the preferred shares, they were issued prior to the Inicia merger and provided the shareholders (New Century / Keystone) with voting control over the Company. After the merger management requested that those preferred shares be rescinded and New Century/Keystone agreed to the rescission provided that the Company's management secure their investment of the $60,000 that they spent for the purchase of the shell. Management thereafter – in conjunction with the rescission – executed a security agreement in the amount of $100,000. (Exhibit 15g and ITEM 39c). Prior to July 30, 2009 the Company had not booked a liability or contingency because the total amount was unknown and the liability not probable or measureable.